Exhibit 99.1

MGC Diagnostics Corporation agrees to Be Acquired
By Altus Capital partners

November 27, 2017. Saint Paul, Minnesota. MGC Diagnostics Corporation, (Nasdaq: MGCD) a global medical technology company (“MGCD”), announced it has agreed to be acquired by affiliates of Altus Capital Partners, Inc. (“Altus”). Altus is a private equity firm that makes control investments in middle market manufacturing businesses.

Altus will acquire all outstanding shares of MGCD for $11.03 per share in cash, or approximately $50.3 million. Under the terms of the merger agreement, Altus will commence a tender offer for all MGCD outstanding shares as promptly as possible after November 27, 2017. Upon completion of the transaction, which is expected to close in late 2017 or early 2018, MGCD will become a privately held company.

MGCD’s Board unanimously approved the acquisition agreement, which follows a review of strategic alternatives that the Company announced on January 25, 2017. In addition, MGCD directors and officers representing 8.9% of the outstanding shares have entered into tender support agreements with Altus.

The purchase price represents a 44% premium to the January 24, 2017 closing price of $7.65, and premiums of 25% and 37% to the MGCD respective closing prices on the dates one day and three months prior to the date of the announcement.

The proposed transaction is subject to customary closing conditions and approvals and the tender of a majority of MGCD outstanding shares. The purchase price will be funded through equity commitments managed by Altus and senior and mezzanine commitments from third parties.

“After a review of strategic alternatives by our Board of Directors, we are pleased to reach this agreement with Altus, which provides our shareholders with immediate liquidity and substantial certainty of value,” said MGCD Board Chairman Mark Sheffert. “We believe this transaction presents a winning proposition for all our stakeholders. Altus is a strategic-minded and growth-oriented investor in the manufacturing space with a proven track record of partnering with company management.”

“We look forward to becoming part of the Altus organization,” said MGCD CEO Todd Austin. Our strategies for product innovation and growth are nicely aligned and together we believe we can accelerate the delivery of new product offerings to our customers. Altus’s financial strength provides incremental funding for our product development pipeline initiatives.”

Advisors

Craig-Hallum Capital Group LLC is acting as financial advisor to MGCD.

About MGC Diagnostics

MGC Diagnostics Corporation is a global medical technology company dedicated to cardiorespiratory health solutions. The Company, through its Medical Graphics Corporation and Medisoft SA subsidiaries, develops, manufactures and markets non-invasive diagnostic systems. This portfolio of products provides solutions for disease detection, integrated care, and wellness across the spectrum of cardiorespiratory healthcare. The Company’s products are sold internationally through distributors and, in the United States, France and Belgium, primarily through a direct sales force targeting heart and lung specialists located in hospitals, university-based medical centers, medical clinics, physicians’ offices, pharmaceutical companies, medical device manufacturers, and clinical research organizations (CROs). For more information about MGC Diagnostics, visit www.mgcdiagnostics.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated closing date of the acquisition. These statements are based on current expectations, some of which may be beyond MGCD’s control. Among other things, these factors include the risk that the acquisition will not be completed or is delayed because the tender offer did not proceed as anticipated, or that the financing becomes unavailable, or closing conditions to the acquisition were not satisfied. For a further list and description of risks and uncertainties associated with MGCD, see its reports filed with the Securities and Exchange Commission, including the “Risk Factors” section in its most recent annual report on Form 10-K.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MGCD. Altus will be filing a Tender Offer Statement with the Securities and Exchange Commission and MGCD will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. MGCD shareholders are advised to read the Tender Offer Statement regarding the acquisition of MGCD referenced in this news release, and the related Solicitation/Recommendation Statement, when those statements are made available to them. The Tender Offer Statement and the Solicitation/Recommendations Statement will contain important information that each investor should read carefully before making any decision with respect to the offer. These documents will be made available to all shareholders of MGCD at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from MGCD at 350 Oak Grove Parkway, Saint Paul, Minnesota, 55127-8599.

For further information, please contact MGC Diagnostics Corporation Chief Executive Officer Todd M. Austin at 651-766-3327.